UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.__)

Under the Securities Exchange Act of 1934

TCW Special Purpose Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

87301L106

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87301L106		Schedule 13G
1		Names of Reporting Persons TCW Special Purpose Sponsor LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,598,325 (See Item 4)
	6	Shared Voting Power 0 (See Item 4)
	7	Sole Dispositive Power 11,598,325 (See Item 4)
	8	Shared Dispositive Power 0 (See Item 4)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 11,598,325 (See Item 4)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 20% (See Item 4)
12		Type of Reporting Person OO

CUSIP No. 87301L106		Schedule 13G
1		Names of Reporting Persons TCW SPAC-1 Equity LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,598,325 (See Item 4)
	6	Shared Voting Power 0 (See Item 4)
	7	Sole Dispositive Power 11,598,325 (See Item 4)
	8	Shared Dispositive Power 0 (See Item 4)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 11,598,325 (See Item 4)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 20% (See Item 4)
12		Type of Reporting Person OO

Item 1(a).	Name of Issuer:

TCW Special Purpose Acquisition Corp. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

865 S. Figueroa Street

Suite 1800

Los Angeles, CA 90017

Item 2(a).	Name of Person Filing:

TCW Special Purpose Acquisition Sponsor LLC (the “Sponsor”)

TCW SPAC-1 Equity LLC

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Persons is:

865 S. Figueroa Street

Suite 1800

Los Angeles, CA 90017

Item 2(c).	Citizenship:

Each of the Reporting Persons is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share, of the Issuer (“Class A common stock”).

Item 2(e).	CUSIP Number:

87301L106

Item 3.	Not applicable.

Item 4	Ownership

(a)-(c) The responses of each of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 on the cover pages which relate to the beneficial ownership of the Class A common stock , as of December 31, 2021, are incorporated herein by reference.

The Sponsor directly owns 11,598,325 shares of Class B common stock, par value $0.0001 per share, of the Issuer (“Class B common stock”), which shares are convertible into shares of Class A common stock on a one-for-one basis, representing 20% of the Issuer’s outstanding shares. TCW SPAC-1 Equity LLC is the managing member of the Sponsor. As a result of this relationship, TCW SPAC-1 Equity LLC may be deemed to have or share beneficial ownership of the securities directly held by the Sponsor. The Reporting Persons disclaim beneficial ownership of such securities except to the extent of their direct ownership.

This Schedule 13G excludes 7,519,107 shares of Class A common stock issuable upon the exercise of 7,519,107 private placement warrants held by the Sponsor. Each private placement warrant becomes exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 46,393,299 shares of Class A Common Stock and 11,598,325 shares of Class B common stock outstanding as of November 17, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, and assumes conversion of all Class B common stock into Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference. Under certain circumstances, members of the Reporting Persons could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 2(a) above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

TCW Special Purpose Sponsor LLC

By	TCW SPAC-1 Equity LLC, its managing member

By:	/s/ Richard Villa
	Name:	Richard Villa
	Title:	CFO

TCW SPAC-1 Equity LLC

By:	/s/ Richard Villa
	Name:	Richard Villa
	Title:	CFO

EXHIBIT INDEX

Exhibit No.	Name
99.1	Joint Filing Agreement, dated February 10, 2022, by and among, TCW Special Purpose Sponsor III LLC and TCW SPAC-1 Equity LLC